

November 30, 2010

Mr. Anthony Tripodo
Chief Financial Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East
Suite 400
Houston, Texas 77060

> **Re:** **Helix Energy Solutions Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed October 28, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2010**
> **File No. 1-32936**

Dear Mr. Tripodo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1. In light of recent events involving the Gulf of Mexico, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that any of your operations is involved in an explosion or similar event in any

of your offshore locations. For example, and without limitation, please address the following:

- Disclose the types of claims covered and applicable policy limits related to your insurance coverage;

- Disclose your related indemnification obligations and those of your customers, if applicable;

- Disclose whether your existing insurance would cover any claims made against you by or on behalf of individuals who are not your employees in the event of personal injury or death, and whether your customers would be obligated to indemnify you against any such claims;

- Clarify your insurance coverage with respect to any liability related to any resulting negative environmental effects; and

- Provide further detail on the risks for which you are insured for your offshore operations.

2.   In this regard, discuss what remediation plans or procedures you have in place to deal with the environmental impact that would occur in the event of an oil spill or leak from your offshore operations. Discuss the amount of resources you have available or dedicated for this purpose.

Summary of Natural Gas and Oil Reserve Data, page 30

Proved Undeveloped Reserves, page 33

3.   We note your discussion of proved undeveloped reserves. Please expand your disclosure to provide the information required by Item 1203(d) of Regulation S-K if it is applicable to your reserves.

Management's Discussion and Analysis of Financial Condition, page 45

Results of Operations, page 48

4.   You sometimes refer to two or more sources as components that contributed to a material change. For example, in your 10-K and in your subsequent 10-Qs you discuss multiple components that contributed to a change in revenue. Ensure that you quantify the amount of the change that was contributed by each of these factors. See Section III.D of SEC Release 33-6835.

Form 10-Q for the Quarter Ended September 30, 2010

Management's Discussion and Analysis

Executive Summary – Economic Outlook and Industry Influences, page 40

5.   We note your discussion of the April 2010 oil spill, the Department of Interior (DOI)'s
        May 2010 drilling moratorium and subsequent October 2010 lifting of the moratorium.
        Please expand your disclosure to discuss the status of your compliance with the DOI's
        revised drilling, safety and environmental requirements, and what effect, if any,
        compliance with such laws is expected to have on your business and results of operations.

Definitive Proxy Statement on Schedule 14A

Compensation Program Overview, page 27

Consideration of Risk, page 27

6.   We note your discussion of your consideration of risk. We further note that you have not
        included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the
        basis for your conclusion that disclosure is not necessary and describe the process you
        undertook to reach that conclusion.

Role of the Compensation Consultant, page 27

7.   We note that your compensation consultant provides certain additional services and
        advice to the compensation committee. Please ensure that you have provided all of the
        disclosure required by Item 407(e)(3)(iii) of Regulation S-K.

Elements of our 2009 Compensation Program, page 29

Cash Bonus Program, page 29

8.   We note your response to prior comment 14 from our letter dated September 28, 2009,
        and that your discussion of company performance at page 30 includes a discussion of
        financial objectives. Please disclose the actual quantitative targets used to determine
        your named executive officers' incentive compensation. For example, you do not disclose
        the pre-established target relating to your earnings per share objective. To the extent you
        believe disclosing the targets would result in competitive harm such that the targets could
        be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please
        provide on a supplemental basis a detailed explanation supporting your conclusion.
        Please also note that to the extent disclosure of the quantitative or qualitative
        performance-related factors would cause competitive harm, you are required to discuss

how difficult it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lily Dang at (202) 551-3867 or, in her absence, Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Sean Donahue at (202) 551-3579 or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director